EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$23,529
Fixed charges:
Interest expense	4,766
One-third of rents, net of income from subleases (a)	479
Total fixed charges	5,245
Add: Equity in undistributed loss of affiliates	739
Income before income tax expense and fixed charges, excluding capitalized interest	$29,513
Fixed charges, as above	$5,245
Preferred stock dividends (pre-tax)	1,117
Fixed charges including preferred stock dividends	$6,362
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.64
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$6,362
Add: Interest on deposits	1,242
Total fixed charges including preferred stock dividends and interest on deposits	$7,604
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$29,513
Add: Interest on deposits	1,242
Total income before income tax expense, fixed charges and interest on deposits	$30,755
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.04

(a)	The proportion deemed representative of the interest factor.